MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 9, 2023, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements included International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the nine months ended September 30, 2023, and subsequent period the Company:

  Announced that it had entered into an arrangement agreement dated September 7, 2023, whereby, the Company would acquire all of the issued and outstanding shares of Nova Royalty Corp. (TSX-V: NOVR) ("Nova") pursuant to a plan of arrangement (the "Nova Transaction").  Pursuant to the Nova Transaction, Nova shareholders will receive 0.36 of a Metalla Common Share per common share of Nova (For additional details see Nova Royalty Acquisition);
  On September 8, 2023, announced a strategic partnership with Beedie Capital ("Beedie"), whereby concurrent with closing of the Nova Transaction, Beedie, has agreed to: (i) subscribe for an equity placement into Metalla for C$15.0 million at C$5.29 per unit; (ii) amend the convertible loan facility (the "Beedie Loan Facility") between Metalla and Beedie to increase the principal amount from C$25.0 million to C$50.0 million; (iii) amend the conversion price of the C$4.2 million outstanding under the Beedie Loan Facility to C$6.00 per share; and (iv) drawdown from the Beedie Loan Facility, at closing of the Nova Transaction, an amount equal to the principal and unpaid interest and fees outstanding under the convertible loan agreement with Nova (the "Nova Loan Facility") to refinance and retire the Nova Loan Facility (For additional details see Nova Royalty Acquisition);
  Acquired 1 stream and 5 royalties to bring the total held as at the date of this MD&A to 82 precious metals assets, through the following transactions:

i. Acquired an existing 2.5%-3.75% sliding scale GP royalty over gold, together with a 0.25%-3.0% NSR royalty on all non-gold and silver metals on the majority of Barrick Gold Corporation's ("Barrick") world-class Lama project in Argentina, from an arm's length seller for aggregate consideration of $7.5 million. The transaction closed on March 9, 2023, at which time the Company paid the $2.5 million in cash, and issued 466,827 Common Shares to the seller (valued at $5.3553 per share).  The remaining $2.5 million (the "Lama Payable"), to be paid in cash or Common Shares, is payable within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or 36 months after the closing date;

ii. Acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for $5.0 million in Common Shares valued at $5.3228 per share, representing the 20-day Volume-Weighted Average Price ("VWAP") of shares of Metalla traded on the NYSE prior to the announcement of the transaction. The transaction closed on February 23, 2023, at which time the Company issued 939,355 Common Shares to Alamos. The stream and royalties acquired in this transaction include:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.
  Sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, to Nevada Gold Mines LLC ("NGM"), an entity formed by Barrick and Newmont Corporation ("Newmont"), for $5.0 million in cash. The Company will retain a 3.0% NSR royalty on the property.  Additionally, sold the Conmee mineral claims that make up the Tower Mountain property to Thunder Gold Corp. ("Thunder Gold") for 4,000,000 common shares of Thunder Gold, valued at $0.1 million upon closing. The Company will retain a 2.0% NSR royalty on the property;
  Paid a special dividend payment in the amount of C$0.03 per share on September 15, 2023, with a record date of August 1, 2023;
  For the three months ended September 30, 2023, received or accrued payments on 1,095 (three months ended September 30, 2022 - 714) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,901 (three months ended September 30, 2022 - $1,714) and an average cash cost of $5 (three months ended September 30, 2022 - $7) per attributable GEO (see Non-IFRS Financial Measures). For the nine months ended September 30, 2023, received or accrued payments on 2,878 (nine months ended September 30, 2022 - 1,998) attributable GEOs at an average realized price of $1,893 (nine months ended September 30, 2022 - $1,794) and an average cash cost of $6 (nine months ended September 30, 2022 - $7) per attributable GEO (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.4 million (three months ended September 30, 2022 - $0.7 million), net loss of $2.1 million (three months ended September 30, 2022 - $2.5 million), and Adjusted EBITDA of $0.5 million (three months ended September 30, 2022 - less than $0.1 million) (see Non-IFRS Financial Measures). For the nine months ended September 30, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.3 million (nine months ended September 30, 2022 - $1.8 million), net loss of $4.0 million (nine months ended September 30, 2022 - $6.1 million), and Adjusted EBITDA of $0.9 million (nine months ended September 30, 2022 - negative $0.2 million) (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, generated operating cash margin of $1,896 (three months ended September 30, 2022 - $1,707) per attributable GEO, and for the nine months ended September 30, 2023, generated operating cash margin of $1,887 (nine months ended September 30, 2022 - $1,787) per attributable GEO from the Wharf, El Realito, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.7 million (three months ended September 30, 2022 - $0.6 million), and for the nine months ended September 30, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.1 million (nine months ended September 30, 2022 - $1.8 million) (see Non-IFRS Financial Measures);
  On May 27, 2022, the Company announced that it had entered into an equity distribution agreement with a syndicate of agents to establish an At-The-Market equity program under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares. From inception to the date of the MD&A, the Company distributed 1,328,079 Common Shares under the 2022 ATM Program (as defined below) at an average price of $5.01 per share for gross proceeds of $6.6 million, of which none were sold during the three months ended September 30, 2023; and
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  On May 19, 2023, the Company closed a second supplemental loan agreement ("Supplemental Loan Agreement") with Beedie, to amend the Beedie Loan Facility by:

i. extending the maturity date to May 9, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, of which C$21.0 million will be undrawn after giving effect to the C$4.0 million conversion described below;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the Fourth Drawdown (as defined below) from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment;

v. amending the conversion price of C$4.0 million of the Third Drawdown (as defined below) from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million;

vi. amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; and

vii. All other terms of the loan facility remain unchanged.

NOVA ROYALTY ACQUISITION

On September 7, 2023, the Company entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which the Company agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Nova. Pursuant to the Arrangement Agreement, Nova shareholders will receive 0.36 of a Metalla Common Share for each Nova common share held prior to the Nova Transaction (other than with respect to holders of Nova common shares exercising dissent rights). In accordance with the Arrangement Agreement, each Nova restricted share unit will vest into a Nova common share at the close of the Nova Transaction and will be exchanged for 0.36 of a Metalla Common Share, and each Nova stock option will be replaced with a fully vested replacement option.  All replacement options will be adjusted as per the terms of the Arrangement Agreement and be exercisable into Metalla Common Shares.

Based on the assumptions set out above, upon completion of the Nova Transaction, the Company expects that existing Metalla and Nova shareholders would own approximately 60.41% and 39.59% of the combined company, respectively, on a fully diluted basis.  The Nova Transaction is subject to approval at a special meeting of Nova shareholders which is scheduled for November 27, 2023. Additionally, the Nova Transaction is also subject to certain approvals of the British Columbia Supreme Court, the TSX-V, the NYSE, the receipt of all necessary regulatory and third-party approvals, and other customary conditions.

Nova Royalty

Nova is a royalty and streaming company that is focused on acquiring copper royalties and as at the date of this MD&A, has a portfolio of 23 royalties including the following key royalties:

  0.42% NSR royalty on Taca Taca operated by First Quantum Minerals Ltd.;
  0.315% NSR royalty on the Copper World Complex operated by Hudbay Minerals Inc.;
  1.0% NSR royalty on Aranzazu operated by Aura Minerals Inc.;
  0.08% NPI royalty on Josemaria operated by Lundin Mining Corp.;
  0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations on Vizcachitas operated by Los Andes Copper Ltd.;
  0.25% NSR royalty on Tatogga operated by Newmont Corp.;
  2.0% NSR royalty on NuevaUnion operated as a 50/50 joint venture between Teck Resources Ltd. and Newmont Corp.; and
  1.0% NPR royalty on West Wall operated as a 50/50 joint venture between Anglo American plc and Glencore plc.
Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Beedie Capital Strategic Partnership

Beedie has agreed, concurrent with closing of the Nova Transaction, to:

  subscribe to C$15.0 million in an equity placement into Metalla;
  amend and increase the existing Beedie Loan Facility; and
  repay and terminate the Nova Loan Facility.

Equity Placement

Beedie entered into a subscription agreement to complete a C$15.0 million equity placement (the "Equity Placement") in Metalla, pursuant to which it agreed, subject to certain conditions, to subscribe for 2.8 million subscription receipts (the "Subscription Receipts") of Metalla, at a price of C$5.29 per Subscription Receipt, which was the closing price of the Metalla Common Shares on the TSX-Venture Exchange on September 7, 2023, the day prior to the announcement of the Nova Transaction. Beedie completed funding of the Equity Placement into escrow on October 23, 2023. Upon closing of the Nova Transaction, and subject to certain customary conversion conditions for a transaction of this nature, each Subscription Receipt will convert into one Metalla Common Share, without payment of additional consideration or further action and the subscription funds will be released to the Company from escrow. The Company expects that the proceeds of the Equity Placement will be used for the future acquisition of royalties and streams, and general and administrative expenses.

Metalla Convertible Loan

Metalla and Beedie have entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to amend and restate the Beedie Loan Facility dated July 28, 2020, between Metalla and Beedie.  The A&R Loan Facility will be effective as of the closing of the Nova Transaction, provided that certain conditions have been satisfied. Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the loan from C$25.0 million to C$50.0 million;

ii. drawdown C$4.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Beedie Loan Facility;

iii. drawdown C$12.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility;

iv. drawdown an amount equal to the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova Transaction, to refinance such amount, with a conversion price equal to the market price of the shares of Metalla at the time of conversion. As at September 30, 2023, the accrued and unpaid interest due under the Nova Loan Facility was C$1.8 million;

v. drawdown an amount equal to the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, to refinance such amount, which will not be convertible into shares of Metalla.  As at September 30, 2023, the accrued and unpaid fees due under the Nova Loan Facility were C$0.7 million;

vi. establish for an 18-month period, paid-in-kind interest of 10.0% per annum compounded monthly to the principal effective at closing of the Nova Transaction, and thereafter reverting to a cash interest payment of 10.0% on a monthly basis;

vii. payment of an amendment fee of C$0.1 million and any outstanding costs and expenses payable by Metalla; and

viii. update the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

Nova Convertible Loan

As per the A&R Loan Facility and as discussed above, concurrent with closing of the Nova Transaction, Metalla will draw down on the A&R Loan Facility and pay out and discharge all obligations under the Nova Loan Facility, which will be terminated concurrently.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 82 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, thirty-three of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (1)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(2)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(3)

(1) The Higginsville PP royalty is designated as a derivative royalty asset on the Company's statement of financial position.

(2) Subject to partial buy-back and/or exemption.

(3) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Below are updates during the three months ended September 30, 2023, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

La Encantada

On October 12, 2023, First Majestic Silver Corp. ("First Majestic") announced production of 94 ounces of gold and 0.6 Moz of silver from La Encantada in the third quarter of 2023. On July 20, 2023, First Majestic provided 2023 guidance in the range of 3.1 - 3.3 Moz silver.

Metalla received 99 GEOs from La Encantada for the third quarter of 2023.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On October 25, 2023, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 22,269 oz gold for the third quarter of 2023. As reported by Agnico on July 26, 2023, an investigation is ongoing for additional sulphide mineralization with a plan to drill 4,000 meters at the Chipriona target which is northwest and adjacent to El Realito royalty boundary.

Metalla received 398 GEOs from El Realito for the third quarter of 2023.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Wharf Royalty

On November 8, 2023, Coeur Mining Inc. ("Coeur") reported third quarter production of 22.7 Koz gold and updated the full year guidance for Wharf to 88 – 95 Koz gold. Exploration efforts in 2023 will focus on geological modelling and planning for 2024.

Metalla received 192 GEOs from Wharf for the third quarter of 2023.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On October 23, 2023, Shanta Gold Limited ("Shanta") reported that it produced 18.3 Koz of gold and 27.2 Koz of silver at NLGM in Tanzania in the third quarter of 2023.  Shanta also reiterated their guidance of 66 - 72 Koz of gold from NLGM in 2023.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d'Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Mining	Rouyn-Noranda, Quebec	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	BHP	Maranhao, Brazil	Au	1.0%-2.0% NSR(4)
COSE(8)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Endeavor(8)	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(3)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont Corporation	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin(8)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(5)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(6)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(7)
Lac Pelletier	Maritime Resources	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	G Mining Ventures	Para, Brazil	Au	0.75% GVR
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to cap on payments.

(4) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(5) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(6) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(7) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative net smelter returns from the royalty area.

(8) The mine was previously classified as production, however it was placed on care and maintenance, as such the Company has reclassified it to development stage properties.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2023, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

On October 23, 2023, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 90.6% of the construction at the Côté Gold Project. IAMGOLD also announced the completion of another successful drill campaign at Gosselin and reported additional results. IAMGOLD stated that recent drilling at Gosselin provides evidence that the 5 Moz gold Gosselin deposit is approaching similar dimensions to the adjacent 14 Moz gold Côté deposit. IAMGOLD expects to incorporate recent drill results into an updated resource estimate for Gosselin in the IAMGOLD year end Mineral Resources disclosure. In addition, IAMGOLD continues to advance technical studies on Gosselin, including metallurgical testing, mining, and infrastructure studies to review alternatives to optimize the possible inclusion of the Gosselin deposit into a future Côté Gold life-of-mine plan. Significant intervals from the Gosselin drilling program include:

  0.65 g/t gold over 472 meters including 1.59 g/t gold over 51 meters;
  0.82 g/t gold over 356 meters including 1.09 g/t gold over 132 meters;
  1.40 g/t gold over 300.8 meters including 1.71 g/t gold over 207.3 meters;
  1.53 g/t gold over 240 meters including 2.26 g/t gold over 120 meters; and
  0.72 g/t gold over 500.8 meters.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the 5 Moz gold Gosselin Resource estimate.

Figure 1: Gosselin Composite Longitudinal Section (Source: IAMGOLD press release dated October 23, 2023)

Endeavor

On October 16, 2023, Polymetals Resources Inc ("Polymetals") released a robust mine restart study at Endeavor. Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead over life of mine with first concentrate production targeted for H2-2024. The study produced A$201 million in pre-tax net present value at an 8% discount rate and an internal rate of return of 91%, with expenditures estimated to be A$23.7 million.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

In addition, Polymetals released an updated ore Reserve estimate at Endeavor where Proven and Probable Reserves totaled 14 Moz silver, 226 kt zinc and 100 kt lead at grades of 78 g/t, 4.04% and 1.79%, respectively.

Metalla holds a 4.0% NSR royalty on all lead, zinc and silver produced from Endeavor.

Amalgamated Kirkland Property

On October 25, 2023, Agnico announced that it is evaluating the opportunity to process near surface and Amalgamated Kirkland ore at the LaRonde complex. Average annual production from the near surface deposit and AK deposit could be between 20 Koz and 40 Koz of gold, commencing in 2024. The results of an internal evaluation on the AK deposit will be reported in the first half of 2024.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On October 10, 2023, St. Barbara Limited ("St. Barbara") reported results of an updated pre-feasibility study ("PFS") for Fifteen Mile Stream as a standalone project via the relocation of the Touquoy processing plant. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. The PFS results include strong project economics including a post-tax net present value at 5% of C$174 million and post-tax internal rate of return of 20.3%, from a capital outlay of C$182 million. As part of the PFS, an updated Proven and Probable Reserve estimate was declared, including the 149 deposit, with a total of 618 Koz at 1 g/t gold and a total Measured and Indicated Resource estimate of 739 Koz at 1 g/t gold and a total Inferred Resource estimate of 98 Koz at 1.3 g/t gold. St. Barbara will focus on the preparation of an updated environmental and social impact assessment for the new project design and stated that development could begin as early as FY2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On September 12, 2023, G Mining Ventures ("G Mining") reported that the Tocantinzinho project is 51% complete and remains on track for commercial production in H2-2024. G Mining also reported that the project remains on budget and is fully funded through completion and ramp-up to commercial production.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

La Guitarra

On November 1, 2023, Sierra Madre Gold & Silver Ltd ("Sierra Madre") reported an updated resource estimate at the La Guitarra silver-gold mine where Indicated Resources totaled 27.2 Moz AgEq at 220 g/t AgEq and Inferred Resources totaled 20.2 Moz AgEq at 153 g/t AgEq. Sierra Madre plan to release a mine restart study on the La Guitarra mine in Q1 2024.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buy back for $2.0 million.

Fosterville

On August 25, 2023, Agnico reported that gold production from Fosterville for the third quarter of 2023 totalled 59.8 Koz gold. Drilling during the quarter targeted the Lower Phoenix where a key target called the Cardinal fault, a hanging wall splay of the Swan structure, returned a highlight intercept of 10.8 g/t gold over 10 meters including 96.4 g/t over 0.4 meters.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Wasamac

On October 26, 2023, Agnico reported that during the quarter, it further advanced internal studies to assess potential production opportunities at Wasamac along with alternative processing scenarios at either LaRonde or the Canadian Malartic mill. Agnico also stated that it was updating studies that were previously completed at Wasamac and believes it has the potential to be a low-cost mine with annual production of 150 - 200 Koz of gold with moderate capital outlays and initial production commencing in 2029. The results of the Wasamac internal evaluation will be reported through the first half of 2024.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Lama

On November 2, 2023, Barrick reported that a geological review of results received from drilling in the first quarter of 2023 was ongoing to generate new drill targets for the fourth quarter of 2023. Total exploration, evaluation and project expenses for the whole Pascua-Lama project totaled $5 million for the third quarter of 2023.

Metalla holds a 2.5%-3.75% GP royalty on gold and a 0.25%-3.0% NSR royalty on all other metals (other than gold and silver) at Lama.

Castle Mountain

On October 31, 2023, Equinox Gold Corp. ("Equinox") reported that 8,411 meters of exploration drilling was completed during the quarter to infill drill at the South Overburden and JSLA dumps. In addition, a surface exploration program of geological mapping and channel sampling was ongoing with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future Mineral Resource estimation. The mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024. A total of $4.4 million was spent on Phase 2 permitting and optimization for the quarter.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

La Parrilla

On August 14, 2023, Silver Storm Mining Ltd. ("Silver Storm") reported an updated resource estimate for the La Parrilla silver mine complex. Total Indicated Resources were 5.19 Moz at 263 g/t AgEq and Inferred Resources totaled 10.3 Moz at 256 g/t AgEq. On November 2, 2023, Silver Storm extended mineralization beyond the mineral resources with highlight intercepts of 206 g/t AgEq over 5.2 meters, 414 g/t AgEq over 0.8 meters and 225 g/t AgEq over 1.5 meters.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Akasaba West

On October 26, 2023, Agnico announced that the Akasaba West project remained on schedule through the third quarter with achievement of commercial production expected to occur in the first quarter of 2024.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Beaufor

On November 3, 2023, Monarch Mining Corporation ("Monarch") announced that one of its creditors, that is owed C$10.1 million, had provided notice of its intention to exercise certain rights in respect of the security for its loan, with the loan secured by all assets of Monarch. The Beaufor mine was put on care and maintenance in September 2022, and Monarch’s financial statements for the year ended June 30, 2023, released on September 28, 2023, noted a material uncertainty that may cast significant doubt upon Monarch’s ability to continue as a going concern.  The Company considered the serving of notice by one of its creditors, and the disclosure by Monarch about its ability to continue as a going concern, as indicators of impairment on Beaufor and fully impaired the royalty to $Nil, and for the nine months ended September 30, 2023, recorded an impairment charge of $1.1 million.

Metalla holds a 1.0% NSR royalty on the Beaufor mine, and while it has written down the royalty to $Nil for accounting purposes, it will continue to monitor the project, and if the project is restarted or sold to an entity with a plan to restart mining and processing activities, the Company will do a further analysis to see if any part of the impairment can be reversed in the future.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of royalties on exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Explorers	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d'Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fenn Gib South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR (3)
Goodfish Kirana	Kirkland Gold Discoveries	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR(2)(3)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR(3)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	IAMGOLD/Pucara Res.	Peru	Au	1.0% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc	Thunderbay, Ontario	Au	2.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(2)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Ronda	Platinex	Shining Tree, Ontario	Au	2.0% NSR(2)
Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon's Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2023, and subsequent period to certain exploration assets, based on information publicly filed by the applicable project owner:

Montclerg

On September 6, 2023, GFG Resources Inc. reported the deepest high-grade lower footwall intercept at the Montclerg gold project yielding 10.21 g/t gold over 2.7 meters Additional holes included highlight intercepts of 0.92 g/t gold over 33 meters and 5.78 g/t gold over 1.1 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Camflo

On October 26, 2023, Agnico reported that the next phase of exploration drilling began at the Camflo property. On June 20, 2023, Agnico reported that it completed more than 14,000 meters of drilling, which marks the first exploration drill program since the 1.6 Moz past-producing deposit was closed in 1992. Significant results reported over multiple zones include 1.5 g/t gold over 81 meters, 3.3 g/t gold over 38.7 meters, 3.2 g/t gold over 16.2 meters, 3.7 g/t gold over 7.1 meters, and 1.6 g/t gold over 20.3 meters. The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones. Agnico believes the mineralization could be mined via an open-pit and processed at the Canadian Malartic Mill, 4 Km away.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~4km northeast of the Canadian Malartic operation.

Green Springs

On August 17, 2023, and September 6, 2023, Contact Gold Corp announced the results from step out drilling at Green Springs. Highlight intercepts from the X-ray zone include 1.9 g/t gold over 25.91 meters, 1.41 g/t gold over 12.19 meters and 0.86 g/t gold over 35.05 meters.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

Tower Mountain

On June 12, 2023, Thunder Gold reported they expanded the footprint at Tower Mountain adding 565 hectares from Metalla. On May 15, 2023, Thunder Gold reported final results from the 4,000-meter phase one drilling program at Tower Mountain with significant results of 0.59 g/t gold over 36.3 meters, 0.53 g/t gold over 24.5 meters and 0.56 g/t gold over 10.5 meters.

Metalla holds a 2.0% NSR royalty on the Tower Mountain property.

Detour DNA

On July 26, 2023, Agnico reported a drill hole two kilometers west of the open pit mineral reserves with a highlight of 2.8 g/t gold over 14.4 meters, further demonstrating continuity of mineralization along the Detour horizon past the area identified for underground mining potential.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Attributable GEOs(1) during the period from:
Higginsville(2)	375	323	1,105	987
Wharf	192	173	703	491
El Realito	398	143	799	143
La Encantada	99	-	180	-
NLGM(3)	31	28	91	75
COSE	-	-	-	123
Joaquin	-	47	-	179
Total attributable GEOs(1)	1,095	714	2,878	1,998

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

(2) The Higginsville PP royalty is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

OUTLOOK

Primary sources of cash flows from royalties and streams for 2023 are expected to be Wharf, Higginsville, El Realito, NLGM, and La Encantada. Previously the Company had provided guidance of 2,500 to 3,500 attributable GEOs(1) for 2023.  For the nine months ended September 30, 2023, the Company had a total of 2,878 attributable GEOs(1) and as a result of strong performance during the first nine months of 2023, the Company expects to meet or exceed the higher end of its guidance of attributable GEOs(1) for 2023.

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to September 30, 2023:

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Revenue from royalty and stream interests	$1,359	$959	$981	$628
Net loss	2,127	487	1,356	4,788
Loss per share - basic and diluted	0.04	0.01	0.03	0.11
Weighted average shares outstanding - basic	52,839,197	52,224,188	50,514,392	45,500,634

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Revenue from royalty and stream interests	$656	$460	$669	$814
Net loss	2,538	1,371	2,232	3,131
Loss per share - basic and diluted	0.06	0.03	0.05	0.07
Weighted average shares outstanding - basic	44,828,356	44,583,515	44,271,600	43,953,837

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended September 30, 2023, revenue increased compared to the prior period due to higher GEOs delivered from El Realito and La Encantada.  Net loss was higher than the previous period as the prior quarter had a gain on sale of mineral claims, offset by higher revenue in the current period.
  For the three months ended June 30, 2023, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the gain on sale of mineral claims, offset by an impairment charge on the Del Carmen royalty.
  For the three months ended March 31, 2023, revenue increased with the start of payments from La Encantada, and a ramp up at El Realito.  Net loss was lower than the previous periods primarily due to no impairment charges during the period.
  For the three months ended December 31, 2022, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was higher than previous periods due to the impairment charges on the Joaquin and COSE royalties.
  For the three months ended September 30, 2022, revenue remained roughly consistent with the prior period as the COSE royalty ended and the El Realito royalty started making payments. Net loss for the period was higher due to the impairment charge on the Joaquin royalty.
  For the three months ended June 30, 2022, revenue was roughly consistent with prior periods as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the reduction in share-based payments expense related to the vesting conditions of the Company's previously issued stock options and restricted share units.
  For the three months ended March 31, 2022, and December 31, 2021, revenue and net loss roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended September 30, 2023

The Company's net loss totaled $2.1 million for the three months ended September 30, 2023 ("Q3 2023"), compared with a net loss of $2.5 million for the three months ended September 30, 2022 ("Q3 2022").

Significant items impacting the change in net loss included the following:

  an increase in gross profit from $0.1 million in Q3 2022 to $0.6 million in Q3 2023, primarily due to higher revenue amounts in Q3 2023;
  a decrease in royalty interest impairments from $1.6 million in Q3 2022 to $1.1 million in Q3 2023 as the Company had lower impairment charges in the current period; and
  an increase in mark-to-market gain on the derivative loan from $Nil in Q3 2022 to $0.2 million in Q3 2023, related to the derivative in the Company's loan facility which was part of the loan modification in the second quarter of 2023.

Nine Months Ended September 30, 2023

The Company's net loss totaled $4.0 million for the nine months ended September 30, 2023 ("Q3 2023 YTD"), compared with a net loss of $6.1 million for the nine months ended September 30, 2022 ("Q3 2022 YTD").

Significant items impacting the change in net loss included the following:

  an increase in gross profit from $0.4 million in Q3 2022 YTD to $1.6 million in Q3 2023 YTD, primarily due to higher revenue amounts in Q3 2023 YTD;
  an increase in royalty interest impairments from $1.6 million in Q3 2022 YTD to $2.4 million in Q3 2023 YTD as the Company had a higher impairment charge in the current period; and
  the Company recorded a one-time charge of $1.4 million in Q3 2023 YTD related to the modification of the Company's loan facility;
  the Company recorded a one-time gain of $5.1 million in Q3 2023 YTD related to the sale of mineral claims; and
  an increase in income taxes from $0.1 million in Q3 2022 YTD to $1.3 million in Q3 2023 YTD, primarily related to taxes due from the sale of the mineral claims.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and long-term debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at September 30, 2023, was $5.9 million (December 31, 2022 - $4.6 million) and its working capital was $7.6 million (December 31, 2022 - $3.0 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for the next twelve months. In order to meet is capital requirements the Company's primary sources of cash flows are expected to be from the Wharf, Higginsville, El Realito, La Encantada, and NLGM royalties and streams, drawdowns under the Beedie Loan Facility, and public and/or private placements. The Company may also enter into new debt agreements, or sell assets.

During the nine months ended September 30, 2023, cash increased by $1.3 million. The increase was due to cash provided by financing activities of $2.5 million, cash provided by operating activities of $1.3 million, and offset by cash used in investing activities of $2.2 million. Exchange rate changes had an impact on cash of $0.2 million.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The facility consisted of an initial advance of C$7.0 million (the "First Drawdown") with a conversion price of C$5.56 per share, with the remaining C$5.0 million available for subsequent advances, and carried an interest rate of 8.0% on drawn amounts, a standby fee on all undrawn funds of 2.5%, and a maturity date of April 22, 2023. The Loan Facility is secured by certain assets of the Company and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

In July 2020, the Company entered into an amendment to the Loan Facility (the "Amended Facility") under which the Company drew down the remaining undrawn C$5.0 million (the "Second Drawdown") with a conversion price of C$9.90 per share, and the Amended Facility was increased by an additional C$20.0 million. As part of the Amended Facility, all future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance.  The standby fee on all undrawn funds was also amended to bear an interest rate of 1.5%. All other terms of the Amended Facility remained unchanged.

In August and October 2020, Beedie converted the First Drawdown at a conversion price of C$5.56 per share for a total of 1,258,992 Common Shares and in March 2021, Beedie converted the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 Common Shares.

In March 2021, the Company drew down C$5.0 million (the "Third Drawdown") from the Amended Facility at a conversion price of C$14.30 per share and in October 2021, the Company drew down C$3.0 million (the "Fourth Drawdown") from the Amended Facility at a conversion price of C$11.16 per share.

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the Amended Facility from April 22, 2023, to January 22, 2024 (the "First Amendment").  In consideration for the First Amendment, the Company incurred a fee of C$0.2 million (the "Loan Extension Fee"), which is deemed included in the principal amount outstanding under the Amended Facility and bears interest at a rate of 8.0% per annum. The Loan Extension Fee will be convertible into Common Shares at a conversion price of C$7.34 per share.  Upon closing of the First Amendment, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

In May 2023, the Company and Beedie closed a second supplemental loan agreement (the "Second Amendment") to amend the Amended Facility by:

i. extending the maturity date to May 9, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, of which C$21.0 million will be undrawn after giving effect to the C$4.0 million conversion described below;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the Fourth Drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the Second Amendment;

v. amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the Second Amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million;

vi. amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; and

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

vii. All other terms of the Amended Facility remain unchanged.

As required by IFRS 9, the Second Amendment was considered a substantial modification of the Amended Facility, and for accounting purposes as per IFRS 9, the existing debt instruments were extinguished, and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred on the Second Amendment were included in the loss on extinguishment of loan payable.

The amount the Company has to repay under the Amended Facility, the First Amendment, and the Second Amendment (together the "Amended Loan Facility"), will vary depending on the changes in the exchange rate between the C$ and the US$, therefore the conversion feature portion of the Amended Loan Facility has been accounted for as a non-cash derivative loan liability and will be accounted at fair value through profit and loss.  Upon initial recognition in May 2023, the derivative loan liability was assigned a fair value of $0.4 million using a Black-Scholes pricing model. Upon initial recognition the debt portion of the Amended Loan Facility was valued at $2.7 million, which is the difference between the face value of the debt of $3.1 million (C$4.2 million) and the value of the derivative loan liability of $0.4 million. The debt portion of the Amended Loan Facility will be accounted for at amortized cost using an effective interest rate of 14.6%.

As at September 30, 2023, under the Amended Loan Facility, the Company had C$4.0 million outstanding with a conversion price of C$8.67 per share from the Third Drawdown and Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the First Amendment, and had C$21.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

Subsequent to September 30, 2023, the Company announced that in connection with the Nova Transaction, Metalla had entered into an amended and restated convertible loan facility which will become effective at the close of the Nova Transaction (For additional details see Nova Royalty Acquisition).

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment with the arm's length seller of the Castle Mountain royalty to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid all accrued interest on the loan, and effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024. On July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million and as at September 30, 2023, had a total of $0.7 million of principal and accrued interest owing on the Castle Mountain Loan.

Cash Flows from Operating Activities

During the nine months ended September 30, 2023, cash provided by operating activities was $1.3 million and was primarily the result of a net loss of $4.0 million, partially offset by $3.0 million for items not affecting cash, payments received from derivative royalty assets of $2.0 million, and a $0.3 million increase in non-cash working capital items. During the nine months ended September 30, 2022, cash provided by operating activities was $0.1 million and was primarily the result of a net loss of $6.1 million, partially offset by $5.3 million for items not affecting cash, payments received from the derivative royalty asset of $1.8 million, and by a $0.8 million decrease in non-cash working capital items.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Cash Flows from Investing Activities

During the nine months ended September 30, 2023, cash used in the Company’s investing activities was $2.2 million and was primarily related to acquisition of royalties and streams of $7.4 million, offset by the sale of mineral claims of $5.0 million. During the nine months ended September 30, 2022, cash used in the Company’s investing activities was $1.0 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the nine months ended September 30, 2023, cash provided by the Company's financing activities was $2.5 million, which was primarily comprised of $4.4 million in net proceeds from the At-The-Market equity programs, $0.3 million from the exercise of stock options, partially offset by $1.2 million in dividend payments, and $1.0 million in finance charges and interest payments. During the nine months ended September 30, 2022, cash provided by the Company's financing activities was $2.1 million, which was primarily comprised of $2.2 million in net proceeds from the At-The-Market equity programs, $0.4 million from the exercise of stock options, partially offset by $0.5 million of finance charges and interest payments.

At-The-Market Equity Programs

2022 ATM Program

On May 27, 2022, the Company announced that it had entered into an equity distribution agreement (the "2022 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2022 ATM Program"). Under the 2022 ATM Program, the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares (the "Offered Shares"). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2022 ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes. The 2022 Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of $50.0 million (or the equivalent in Canadian Dollars); or (b) June 12, 2024. For additional details about the 2022 ATM Program please see the press release by the Company dated May 27, 2022, and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

During the three months ended September 30, 2023, the Company did not distribute any Common Shares under the 2022 ATM Program. From inception to the date of this MD&A, the Company had distributed 1,328,079 Common Shares under the 2022 ATM Program at an average price of $5.01 per share for gross proceeds of $6.6 million.

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "2021 Agents") to establish an At-The-Market equity program (the "2021 ATM Program"). Under the 2021 ATM Program, the Company could distribute up to $35.0 million (or the equivalent in Canadian Dollars) in Common Shares (the "2021 Offered Shares"). The 2021 Offered Shares were sold by the Company, through the 2021 Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2021 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

The 2021 ATM Program and the 2021 Distribution Agreement were terminated on May 12, 2022.  From inception on May 14, 2021, to termination on May 12, 2022, the Company distributed 1,990,778 Common Shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million, with aggregate commissions paid or payable to the 2021 Agents and other share issue costs of $1.0 million, resulting in aggregate net proceeds of $15.3 million. The remaining $18.7 million of Common Shares not sold under the 2021 ATM Program are no longer available for sale and will not be issued.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  52,839,527 Common Shares issued and outstanding;
  2,290,527 stock options outstanding with a weighted average exercise price of C$8.23; and
  553,850 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

In July 2023, the Company announced the sale of the Pine Valley property for $5.0 million, while retaining a 3.0% NSR royalty on the property.  Concurrent with the sale of the property, the Company declared a special dividend of $1.2 million (C$0.03 per share) with a record date of August 1, 2023, to allow shareholders to benefit from the sale of the property.

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the Amended Loan Facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, E.B. Tucker, Alexander Molyneux, James Beeby, Amanda Johnston (appointed effective August 16, 2022), and previously included Terry Krepiakevich (ret. effective May 22, 2022), and Douglas Silver (res. effective May 17, 2023)) in their capacity as directors of the Company.

The Company's key management compensation was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Salaries and fees	$342	$247	$874	$753
Share-based payments	357	412	1,402	1,648
	$699	$659	$2,276	$2,401

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

As at September 30, 2023, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at September 30, 2023, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at September 30, 2023, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,507	$-	$-	$1,507
Loans payable principal and interest payments(1)	540	1,077	3,389	5,006
Payments related to acquisition of royalties and streams(2)(3)	718	2,500	-	3,218
Total commitments	$2,765	$3,577	$3,389	$9,731

(1) Payments required to be made on the Amended Loan Facility based on the closing balance as at September 30, 2023.

(2) Payment required for the Castle Mountain Loan including accrued interest.

(3) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of September 30, 2023.

As at September 30, 2023, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $0.5 million in cash and $0.5 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones.

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2023	2022
Financial assets
Amortized cost:
Cash	$5,896	$4,555
Royalty, derivative royalty, and stream receivables	2,027	1,190
Other receivables	128	316
Fair value through profit or loss:
Derivative royalty asset	615	2,182
Marketable securities	108	30
Total financial assets	$8,774	$8,273

Financial liabilities
Amortized cost:
Trade and other payables	$1,507	$1,286
Loans payable	3,346	10,585
Acquisition payable	1,978	-
Fair value through profit or loss:
Derivative liability	131	-
Total financial liabilities	$6,962	$11,871

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. The derivative royalty asset is carried at fair value, and was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (See Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liability is carried at fair value, and was valued using a Black-Scholes option pricing model with inputs that are not observable (See Note 8 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023). Therefore, the derivative loan liability is classified within Level 3 of the fair value hierarchy.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 8 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2023, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PP royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023.

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cost of sales for NLGM(1)	$6	$5	$18	$14
Total cash cost of sales	6	5	18	14
Total attributable GEOs	1,095	714	2,878	1,998
Average cash cost per attributable GEO	$5	$7	$6	$7

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

The Company's average realized price per attributable GEO was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Royalty revenue (excluding fixed royalty payments)	$1,299	$616	$3,139	$1,645
Payments from derivative assets(3)	723	559	2,134	1,803
Revenue from NLGM(1)	60	49	176	137
Sales from stream and royalty interests	2,082	1,224	5,449	3,585
Total attributable GEOs sold	1,095	714	2,878	1,998
Average realized price per attributable GEO	$1,901	$1,714	$1,893	$1,794

Operating cash margin per attributable GEO(2)	$1,896	$1,707	$1,887	$1,787

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PP royalty is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

The Company's Adjusted EBITDA was:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss	$(2,127)	$(2,538)	$(3,970)	$(6,140)
Adjusted for:
Royalty interest impairment	1,053	1,620	2,355	1,620
Gain on sales of mineral claims	-	-	(5,093)	-
Interest expense	128	324	785	974
Finance charges	59	34	137	105
Loss (gain) on modification of loan payable	-	(346)	1,417	(346)
Income tax provision	27	24	1,270	82
Depletion	787	537	1,700	1,404
Foreign exchange loss (gain)	89	(205)	311	(139)
Share-based payments (1)	501	559	1,968	2,271
Adjusted EBITDA	$517	$9	$880	$(169)

(1) Includes stock options and restricted share units.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2022.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at September 30, 2023. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at September 30, 2023, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in ICFR

There has been no change in our internal control over financial reporting during the nine months ended September 30, 2023, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 31, 2023, which is available on www.sedarplus.ca.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  the completion of the Nova Transaction, including the receipt of the necessary approvals and satisfaction of the closing conditions;
  the conversion of the Subscription Receipts into Common Shares and the use of proceeds of the Equity Placement;
  the amendment of the Beedie Loan Facility at closing of the Nova Transaction, including the satisfaction of the conditions to effectiveness of the A&R Loan Facility;
  the amendment of the conversion price of the C$4.2 million outstanding under the Beedie Loan Facility to C$6.00 per share;
  the completion of the drawdowns of the Beedie Loan Facility to refinance the principal amount due under the Beedie Loan Facility and refinance and retire the Nova Loan Facility;
  the termination of the Nova Loan Facility;
  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the effectiveness, and potential use and benefit of the Company's final short form base shelf prospectus and Form F-10 registration statement;
  the future sales of common shares under the 2022 ATM Program and the value of the gross proceeds to be raised;
Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  the future availability of funds, including drawdowns pursuant to the Amended Loan Facility (as amended or supplemented);
  the effective interest rate of drawdowns under the Amended Loan Facility (as amended or supplemented) and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Amended Loan Facility (as amended or supplemented);
  the amount that Metalla has to pay under the Amended Loan Facility (as amended or supplemented) and the applicable exchange rate;
  the payment of the principal and accrued interest on the Castle Mountain loan;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the expected 2023 production guidance at La Encantada;
  the completion of 4,000 meters of  exploration drilling by Agnico at the Chipriona deposit at El Realito;
  the expected 2023 production guidance at Wharf;
  the focus of the exploration efforts at Wharf in 2023;
  the expected 2023 production guidance at NLGM;
  the expectations regarding the dimensions of the Gosselin deposit;
  additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans;
  the planned drilling for 2023 at Gosselin;
  the expected production and the reserves estimates for Endeavor;
  the production potential at the AK deposit and the anticipated timing thereof;
  the reporting of the results of an internal evaluation on the AK deposit and the timing thereof;
  the expected production and the reserves estimates for Fifteen Mile Stream;
  St. Barbara's plans regarding development of Fifteen Mile Stream;
  the start of commercial production at Tocantinzinho and the anticipated timing thereof;
  the resource estimate for La Guitarra;
  the release of a mine restart study on the La Guitarra mine and anticipated timing thereof;
  the assessment of the Wasamac project by Agnico, and the reporting of the results of their internal evaluation and the anticipated timing thereof;
  the expected production potential at Wasamac and the expected timing of commencement of production;
  the ongoing review of results received from drilling by Barrick and the generation of new drill targets;
  Phase 2 optimization, engineering and permitting and timing and costs thereof at Castle Mountain;
  the beginning of the preparation of a preliminary draft Environmental Impact Statement for Castle Mountain and the anticipated timing thereof;
  the expected timing of start of production at Akasaba West;
  the second phase of exploration drilling at Camflo, and test for potential lateral extensions of mineralization and infill known zones;
  Agnico's belief regarding open-pit mining and location of processing at Camflo;
  the anticipated drill program at Camflo property and the anticipated timing thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2023;
  the availability of cash flows from the Wharf, Higginsville, El Realito, NLGM and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to the Nova Transaction, including the failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the Nova Transaction and the potential for a third party to make a superior proposal to the Nova Transaction;
  that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Nova Transaction;
  risks related to the conversion of the Subscription Receipts into Common Shares and to the effectiveness of the A&R Loan Facility, including the failure to satisfy the required conditions thereto, and the risk that the drawdowns under the A&R Loan Facility will not occur as expected;
  that the Nova Loan Facility will not be terminated;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's sole material asset, the Côté property;
  risks related to general business and economic conditions;
  risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  that project operators may not respect contractual obligations;
Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  that Metalla's royalties and streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks associated with Metalla's 2022 ATM Program;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the Amended Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis - Page 32

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 33